Nu Horizons Electronics Corp.
Annual Report

1999


Plain cover with quarter circle cutout exposing a portion of photograph on page three with the following list of words showing through the cutout:

Global
Customer Focus
Leadership
Quality
Technology
Opportunities
Logistics
Engineering

Corporate Profile
--------------------------------------------------------------------------------

Nu Horizons Electronics Corp., listed on the NASDAQ National Market (NUHC), together with its wholly-owned subsidiary Nu Horizons/Merit Electronics Corp., is a leading distributor of high technology active components, including memory chips, microprocessors, digital and linear circuits, diodes and transistors, to a wide variety of commercial original equipment manufacturers (OEMs). Nu Horizons is a franchised distributor of components manufactured by many major semiconductor manufacturers.

NIC Components Corp. is a wholly-owned subsidiary of Nu Horizons and is the exclusive North American sales and marketing outlet for the extensive line of passive components manufactured by Nippon Industries Co., Ltd., a leading Japanese component manufacturer. NIC has also established several other manufacturing associations, as well as a nationwide network of distributors, and is "designed-in" as a qualified source of passive components by over seven thousand OEMs.

NIC Eurotech Limited, located in Buckingham, England, is a wholly-owned subsidiary of Nu Horizons and is the sales, marketing and distribution outlet for NIC Components Corp. product in Europe.

Nu Horizons International Corp., another wholly-owned subsidiary, is a worldwide export distributor of electronic components.

Nu Visions Manufacturing, Inc., a wholly-owned subsidiary of Nu Horizons, located in Springfield, Massachusetts, is a contract assembler of circuit boards, and related electromechanical devices for various OEMs.

Markets Served
--------------------------------------------------------------------------------
Appliances
Audio
Automotive
Avionics
Cable TV
Computer Peripherals
Consumer Products
Contract Manufacturing
Datacommunications
Debit Card Systems
Entertainment
Environmental Measurement
  & Control
Factory Automation
Games
Global Positioning
Graphics
Hand Held Computing
Imaging
Instrumentation
Industrial Control
Medical Electronics
Microwave Communications
Military
Multi Media
Networking
Office Automation
Personal Computing
Power Supplies
Robotics
Super Computers
Systems Integration
Telecommunications
Test and Measurement
Value Added Resellers
Video
Wireless & Cellular

Selected Financial Data
--------------------------------------------------------------------------------------------------------------------------
                                                                          For The  Year Ended
                                                February        February        February        February        February
                                                28, 1999        28, 1998        28, 1997        29, 1996        28, 1995
--------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
  Net sales                                   $253,872,325    $233,325,408    $216,612,707    $202,803,184    $130,251,554
  Gross profit on sales                         55,036,322      50,794,325      48,488,124      48,201,148      30,913,305
  Gross profit percentage                             21.7%           21.8%           22.4%           23.8%           23.7%
  Income before provision for income taxes       7,624,158       8,947,537      11,921,256      15,799,592       7,444,147
  Net income                                     4,544,831       5,297,991       7,073,560       9,396,301       4,421,823
  Earnings per common share:
    Basic                                     $        .52    $        .61    $        .81    $       1.19    $        .57
    Diluted                                   $        .43    $        .52    $        .69    $        .97    $        .52

                                                February        February        February        February        February
                                                28, 1999        28, 1998        28, 1997        29, 1996        28, 1995
--------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
  Working capital                             $ 68,849,897    $ 75,217,607    $ 51,941,472    $ 57,954,434    $ 36,328,941
  Total assets                                  99,758,895      99,641,428      74,783,314      75,459,586      51,972,606
  Long-term debt                                22,377,852      32,790,395      15,523,483      27,094,030      20,580,613
  Shareholders' equity                          56,337,068      51,542,045      46,950,735      37,617,703      22,541,916



Six small pictures in collage form:

Modem jack with modem wire
Person on a cell phone
Computer monitor
Mouse manipulated by a hand
Portion of a laptop keyboard
A Palm VII handheld computer

At random over the pictures are printed the following list of words:

Manufacturing
Global
Internet
Customer Focus
Leadership
Quality
Technology
Opportunities
Logistics
Engineering

Three Photos of Executives

to our shareholders

[PHOTO]


From left to right:
Arthur Nadata,
Richard Schuster
and Irving Lubman

We continued to experience challenging business conditions in our fiscal 1999 period. Although it may seem redundant, we have to say that the electronics industry, specifically in the component segment, still faced over-supply and continued price erosion. However, we continued to invest and position ourselves for a strong and strategic position in a market where consumption is still growing. This is evidenced by our increased shipments of actual units and a 9% growth in revenue over the last fiscal year. Sales increased to a record $253.9 million, surpassing the previous record of $233.3 million in the prior year, while net income decreased to $4.5 million from $5.3 million. Though we were disappointed with last year's earnings, the positive results of our investments are now becoming evident. Our first quarter results for fiscal 2000 set a new sales record of $74.1 million with earnings increasing to $1.5 million for the period, a 26% growth when compared to the same period last year . We continue to be optimistic about results for all of fiscal 2000, however, the gains for the first quarter may not be indicative of full year results. Again we have shown that giving our stockholders long term value for their investment takes vision, perseverance and the dedicated involvement of a "hands on" management team.

     Today we see tremendous opportunities for our growth . The pervasive use of the Internet is increasing demand from the PC sector, cellular phone production is at an all time high, hand held computer sales are growing rapidly and the use of electronic components in the automotive sector are up significantly. With economic conditions in Asia improving, the glut of components entering the North American market has sharply declined. Prices appear to be stabilizing and we have experienced some shortages in specific component areas. We believe that the above factors will help to increase our earnings in the coming fiscal year.

New Customer Focus

     We continue to service the emerging growth and second tier customer market. However, with our specialized product offerings, engineering services and strong supply chain management programs, a new arena has opened for us. The top tier of original equipment manufacturers and contract manufacturers are now contributing more to our revenue than ever before. We have developed strategic partnerships with a number of these large global customers and expect to focus more on this segment.

Supply Chain Management

     In conjunction with engineering/design, a distributor must be a viable solution to the equipment and contract manufacturers supply of raw materials. Reducing or eliminating the manufacturers' costs of purchasing, expediting, warehousing and inspecting add enormous value for the customer. In an age of low cost components it is often the total cost of procurement that matters in the final analysis. Nu Horizons and NIC Components have responding rapidly to the
          challenges and
     opportunities
          of the electronic market


made significant investments in computer hardware, software, automated warehousing and global logistics to provide the supply chain management that is in demand today.

Internet, Intranet and Extranet

High speed, accurate and comprehensive information must be available to our own employees and representatives, as well as to our growing customer base. We have a highly skilled team of software technicians and programmers whose priority is to make information available in the most user-friendly format. We are constantly upgrading and enhancing our web sites to provide sales and technical support. Our Intranet is expected to lead our internal organization to a "paperless," real time communication organization.

Reports and extensive analysis tools will be a keyboard-touch away so that our employees can better inform and service our customers. Our new Extranet software is designed to enable our customers to access our system within a secure format. They can have all the efficiencies and information to better make design decisions, ease actual ordering of products and assist inventory management. Information management is the key to customer satisfaction and loyalty, as well as to maximizing our own profitability.

Engineering Leadership

Our team of FAEs (field application engineers) are among the most select in our industry. Intensive training, along with our supplier's strong technical resources, gives Nu Horizons the edge in working with our customer's design departments. Our FAEs bring both knowledge and a sense of trust which turns a customer into a true partner. The customer often looks to us as an extension of their own engineering departments and our suppliers as a conduit for their new technologies.

     In closing, we wish to thank our employees, customers and suppliers for their contributions to our continuing efforts and our shareholders for their encouragement and support.

/s/ Irving Lubman          /s/ Arthur Nadata        /s/ Richard Schuster

    Irving Lubman            Arthur Nadata              Richard Schuster
Chairman of the Board       President and                Vice President,
                           CEO and Director          Secretary and Director

Nu Horizons Electronics Corp.


    pivoting all our efforts around
     customer focus

At Nu Horizons we recognize the importance of customer retention and development. Customer focused programs such as our dedicated, application specific Field Application Engineers, Electronic Commerce and Materials Management Solutions, Value Added Service Center, Internet capabilities and partnership with companies like Questlink are all a part of our focus to our customer-first commitment. Every department, all our internal back office systems, and our strategic alliances have been developed for the ultimate in customer satisfaction.

     Our line card offers the synergy of commodity and high technology products from semiconductor leaders such as Allegro, Alpha Industries, Cirrus Logic, Exar, Hyundai, Maxim, Micrel, SMSC, STMicrolelectronics, Sun and Xilinx. We enjoy exclusive relationships with Basic Communications, a spin-off from Cirrus Logic, ISD, a division of Winbond, and TDK semiconductor, a recognized leader in Communication IC's. We believe our best-in-class customer programs and service capabilities, paired with our synergistic line card, gives us the edge we need to increase market share, sales and earnings.

Six Photos:

Upper left - Person on cell phone
Upper center - Background photo of component with the following written on it:
At Nu Horizons, we focus on our customers and on making them more successful in today's competitive environment. We also provide value to our suppliers, who look to Nu Horizons as a "Specialist Distributor" willing to invest in the resources needed to design and sell leading edge technologies.
Upper right - Palm VII handheld computer
Lower left - Computer monitor and keyboard
Lower center - Eleven various semiconductor components
Lower right - Integrated circuit semiconductor component
[PHOTO]

NIC Components Corp.


     global strength and technology
       leadership

NIC continues to outpace many of the developing technologies within the passive component field. Passive components are used extensively in all electronic equipment but especially in PCs, telecom, industrial controls, automotive and test and medical instrumentation. NIC has concentrated on expanding their line of surface mount components which enable a manufacturer to produce circuit boards at high speeds and lower costs. NIC has introduced many new innovative products that offer new reduced sizes, longer life and better performance.

     NIC recently formed a new strategic account development unit (SADU) to support large global customers. Typically these multi-national companies will design their products in North America and purchase and manufacture them in many locations around the world. From design to production and from prototype orders to supply chain management our SADU team works closely with the customer. Our emphasis on global logistics led to our establishing a European operation in 1998 (NIC Eurotech Ltd.) and we currently plan to enter into a new joint venture in Asia.

[PHOTO]

Six Photos:

Upper left - NIC Components advertising piece
Upper right - Capacitors - loose and on tape and reel
Upper center - Circuit board with passive components
Lower left - Handheld computer mouse
Lower center - Map with the following written on it:
NIC designs and manufactures components that meet the demands of today's cutting edge technology. We offer our customers component solutions for building their products with more features, in smaller and less expensive formats.
Lower right - Portion of a laptop keyboard and screen

Nu Visions Manufacturing, Inc.

     satisfying the demands for
          high quality
                    circuit board assembly

Nu Visions provides assembly and testing of printed circuit boards to the Original Equipment Manufacturer (OEM) market segment that demands high quality, and more technically complicated assemblies. By addressing this niche in the market, Nu Visions generally commands higher margins than the larger contract manufacturers whose business is dominated by large high volume, price sensitive OEMs. Our newly expanded Springfield, Massachusetts state-of-the-art facility offers advanced manufacturing technologies that includes, but is not limited to, Surface Mount Equipment, Auto-inspection Equipment and Water soluble processing. It also has capabilities that include: Fine Pitch to 15 mil, Turnkey Assembly, Box Build Assembly, Ball Grid Array, In-circuit Testing and Prototyping.

[PHOTO]

Five Photos:

Upper left - Technician using microscope
Upper center - Background photo of circuit board with the following written on it:
Many OEMs see the economic and technical benefits of utilizing a contract manufacturer for all or part of their product assembly. The market for these services is expected to exceed 40 billion dollars in the U.S. this year.
Upper right - Technician examining a circuit board
Lower left - Nu Visions Manufacturing Facility - Exterior
Lower right - Close up of a circuit board
     providing
    greater access
      through our internet, intranet and extranet

All types of mission critical information is available from our data storage systems on the web.

     Our Web site allows a browser to search for a part by number, commodity or application. The browser can request a quote or place an order via e-commerce. Our intranet provides fast and easy access for our employees to company policies, company and supplier presentations, supplier training, newsletters, new product announcements and sales tools. Our extranet allows our customers to check their order status, review their invoices and account receivable information, check stock, request a quote or place an order.

     Recently we have partnered with Questlink, a leading electronic component Web site servicing the worldwide design engineering community. Via key word search, Questlink can provide data sheets and application notes on a wide variety of semiconductor products. Questlink also allows an engineer to buy semiconductor products offered by Nu Horizons via electronic commerce. This service provides an engineer with information he needs at the beginning stage of his design cycle, shortens the time to market, and provides Nu Horizons with new customer leads.

     Our web connections are designed to allow us to react to changes in the marketplace quickly. We can offer our services all day, every day - our business never closes.

[PHOTO]

Six Photos:

Upper left - Fingertip striking key on keyboard
Upper center - Nu Horizons website on monitor
Upper right - NIC Components website on monitor
Lower left - Woman on phone in front of monitor
Lower center - Background closeup photo of web address on a monitor with the following written on it:
Everyone benefits from our web activities. Customers search for key information, buy on line and check delivery of their own orders. Our employees stay current on new products, training tools and marketing programs that help them sell smarter.
Lower right - Technician in front of telephone switch
     exceeding industry norms in
                  material
               management

Our electronic commerce is one choice in our variety of customer-oriented materials management programs. For example, we believe that our customized Electronic Commerce program exceeds the industry norms by putting the customer at the ready mark in ten working days. In addition to our popular bonded and consignment inventory programs, our auto replenishment and in-plant store programs offer customized digital documentation designed to reduce customers' costs and increase their opportunities in their race to market. We also offer a complete logistics program through our wholly-owned subsidiary, Titan Logistics Corp. We provide warehousing, asset management, picking, packing and shipping from our fully-automated warehouses in Melville, NY and San Jose, CA.

Six Photos:

Upper left - Technician selecting components from storage bin
Upper center - Background photo of a bar code label with the following written on it:
By continuing to expand our business applications with the use of the highest levels of technology available such as the Web, we believe we offer a level of customer focus that is needed to help us exceed our goals.
Upper right - Woman in front of computer screen
Lower left - Computer screen near conveyor system
Lower center - Conveyor and storage system
Lower right - Bar code scanning gun and bar codes financial contents

17    Management's Discussion and Analysis of Financial
         Condition and Results of Operations

20    Consolidated Balance Sheets

21    Consolidated Statements of Income

21    Consolidated Statements of Changes in
      Shareholders' Equity

22    Consolidated Statements of Cash Flows

23    Notes to Consolidated Financial Statements

28    Independent Auditors' Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction:

     Nu Horizons Electronics Corp. (the "Company") and its wholly-owned subsidiaries, Nu Horizons/Merit Electronics Corp. ("NUM"), NIC Components Corp. ("NIC"), Nu Horizons Eurotech Limited ("NUE"), NIC Eurotech Limited ("NIE"), Titan Logistics Corp. ("TITAN") and Nu Horizons International Electronics Corp. ("International"), are engaged in the distribution of high technology active and passive electronic components to a wide variety of original equipment manufacturers ("OEMs") of electronic products. Active components distributed by the Company include semiconductor products such as memory chips, microprocessors, digital and linear circuits, microwave/RF and fiberoptic components, transistors and diodes. Passive components distributed by NIC, principally to OEMs and other distributors nationally, consist of a high technology line of chip and leaded components, including capacitors, resistors and related networks.

     Nu Visions Manufacturing, Inc. ("NUV" or "Nu Visions") located in Springfield, Massachusetts, another wholly-owned subsidiary of the Company, is a contract assembler of circuit boards, harnesses and related electromechanical devices for various OEMs.

     The financial information presented herein includes: (i) Balance sheets as of February 28, 1999, and February 28, 1998; (ii) Statements of income for the twelve month periods ended February 28, 1999, February 28, 1998 and February 28, 1997; (iii) Statements of cash flows for the twelve month periods ended February 28, 1999, February 28, 1998 and February 28, 1997; and (iv) Consolidated changes in shareholders' equity for the twelve month periods ended February 28, 1999, February 28, 1998 and February 28, 1997.

Results of Operations:
Fiscal Year 1999 versus 1998

     Net sales for the year ended February 28, 1999 aggregated $253,872,325 as compared to $233,325,408 for the year ended February 29, 1998, an increase of 8.8%. Management attributes this increase in sales for the period entirely to the core semiconductor distribution business which experienced demand but, due to reduced unit pricing as a result of excess inventory levels at the semiconductor manufacturing (supplier) level resulted in only moderate increases in net sales.

     Gross profit margin as a percentage of net sales was 21.7% for the year ended February 28, 1999 as compared to 21.8% for the year ended February 28, 1998. Management attributes this relative stability in profit margins to substantial inventory oversupplies at the supplier level, as mentioned above and resulting reduced unit pricing. No assurance can be given that gross profit stabilization will continue in future periods.

     Operating expenses increased by $5,037,184 to $45,170,606 for the year ended February 28, 1999 from $40,133,422 for the year ended February 28, 1998, an increase of approximately 12.5%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $3,290,000 or approximately 65% of the increases were for personnel related costs - commissions, salaries, travel and fringe benefits. The remaining increase of approximately $1,747,000 or approximately 35% of the total increment is a result of increases in various other operating expenses including, but not limited to, freight out, rent, telephone, computer expenses and various general and administrative expenses. Toward the latter part of fiscal 1998 and early in fiscal 1999, the Company decided to pursue and continue with a policy of upgrading and enlarging its sales and sales support staff as well as physical branch facilities to support anticipated future growth in the near as well as more distant future. Increased sales levels in the second, third and fourth quarters of fiscal 1998 and in fiscal 1999 did not meet expectations. The Company continues to believe in this strategy for long-term growth and expects market conditions to undergo a correction in the near future although no assurances can be given in this regard.

     Interest expense increased by $519,998 from $1,723,163 for the year ended February 28, 1998 to $2,243,161 for the year ended February 28, 1999. This increase was primarily due to the interest on higher average levels of bank debt during the year resulting from an increase in average receivables and inventories which were necessary to support increased sales.

Interest Costs                                  For The Fiscal Year Ended
                                    February 28, 1999               February 28, 1998
-------------------------------------------------------------------------------------
Revolving Bank Credit                      $1,660,794                      $1,140,796
Sub. Convert. Notes                           582,367                         582,367
-------------------------------------------------------------------------------------
Total Interest Expense                     $2,243,161                      $1,723,163
=====================================================================================

     Net income for the year ended February 28, 1999 was $4,544,831 or $.43 per share diluted, as compared to $5,297,991 or $.52 per share diluted, for the year ended February 28, 1998. The decrease in earnings is primarily due to increased operating expenses and the lack of a commensurate increase in gross margin on sales.

Fiscal Year 1998 versus 1997
Results of Operations:

     Net sales for the year ended February 28, 1998 aggregated $233,325,408 as compared to $216,612,707 for the year ended February 28, 1997, an increase of 7.7%. Management attributes this moderate increase in sales for the period entirely to the core semiconductor distribution business which experienced excess inventory levels at the semiconductor manufacturing (supplier) level evidenced by reduced unit pricing in spite of substantial increases in unit demand resulting in only moderate increases in sales dollar volume. Management believes that this situation is temporary and is now in the process of correction; however, no assurance can be given in this regard.

     Gross profit margin as a percentage of net sales was 21.8% for the year ended February 28, 1998 as compared to 22.4% for the year ended February 28, 1997. Management attributes this lower profit margin primarily to a general downward correction of selling prices in the marketplace, for both semiconductors and passive components, during the period and a greater volume of larger orders at lower gross profit margins. Although the Company expects that these conditions will not continue, as long as current market trends prevail, no assurances can be given in this regard.

     Operating expenses increased by $5,259,512 to $40,133,422 for the year ended February 28, 1998 from $34,873,910 for the year ended February 28, 1997, an increase of approximately 15.1%. The dollar increase in operating expenses was due to increases in the following expense categories: Approximately $3,328,000 or approximately 63.3% of the increases were for personnel related costs - commissions, salaries, travel and fringe benefits. During fiscal 1998 the Company decided to continue to pursue a policy of upgrading and enlarging its sales and sales support staff to support anticipated future growth in the near as well as more distant future. Increased sales levels in the second, third and fourth quarters

Management's Discussion and Analysis of Financial Condition and Results of Operations

of fiscal 1998 did not meet expectations. The remaining increase of approximately $1,931,000 or approximately 36.7% of the total increment is a result of increases in various other operating expenses primarily due to increased overhead from the Company's new corporate headquarters and distribution facility.

     Interest expense increased by $22,071 from $1,701,092 for the year ended February 28, 1997 to $1,723,163 for the year ended February 28, 1998. This relative stability was primarily due to the interest on higher average levels of bank debt being offset by more favorable interest rates.

Interest Costs                                For The Fiscal Year Ended
                                   February 28, 1998                February 28, 1997
-------------------------------------------------------------------------------------
Revolving Bank Credit                     $1,140,796                       $1,116,340
Sub. Convert. Notes                          582,367                          584,752
-------------------------------------------------------------------------------------
Total Interest Expense                    $1,723,163                       $1,701,092
=====================================================================================

     Net income for the year ended February 28, 1998, was $5,297,991 or $.52 per share, diluted, as compared to $7,073,560 or $.69 per share diluted, for the year ended February 28, 1997. The decrease in earnings is primarily due to increased operating expenses and the lack of commensurate increased sales volume.

Liquidity and Capital Resources:
Fiscal Year 1999 versus 1998

     The Company ended its 1999 fiscal year with working capital and cash aggregating approximately $68,850,000 and $504,000, respectively at February 28, 1999 as compared to approximately $75,218,000 and $4,334,000 respectively, at February 28, 1998. The Company's current ratio at February 28, 1999, was 4.3:1. The Company believes that its financial position at February 28, 1999, will enable it to take advantage of any new opportunities that may arise.

     On May 23, 1997, the Company entered into a new unsecured revolving line of credit, which currently provides for maximum borrowings of $35,000,000 through May 23, 2001 with two banks. At February 28, 1999, $14,900,000 was outstanding under this line of credit as compared to $25,300,000 at February 28, 1998.

     In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15 and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and was amortized over three years. As of February 28, 1999, $7,941,000 of the notes have been converted into 882,333 shares of common stock and $7,059,000 principal amount of subordinated convertible notes remained outstanding and are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002. No assurance can be given that the notes will be converted or that the shares of common stock underlying the notes will be sold by the holders thereof.

     The Company anticipates that its resources provided by its cash flow from operations and its bank lines of credit will be sufficient to meet its financing requirements for at least the next twelve-month period.

Impact of Year 2000 Issue:

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other similar normal business activities.

     Assessment. The Year 2000 problem could affect computers, software and other equipment which the Company uses, operates or maintains. Accordingly, the Company reviewed its internal computer programs and systems to ensure that the programs and systems will be Year 2000 compliant. The Company has ensured that its software is already year 2000 compliant.

     Vendors. The Company has initiated communications, including surveys, with its vendors (and customers) to identify and, to the extent possible, to resolve issues involving the Year 2000 problem. However, the Company has limited or no control over responses to our inquiries and the actions of these third parties. Thus, while the company does not anticipate any significant Year 2000 problems with its vendors, there can be no assurance that these vendors will resolve any or all of their Year 2000 problems before the occurrence of a disruption to its business or that of its customers. Since there are many suppliers of alternative products, the Company does not anticipate that the failure of its vendors to resolve Year 2000 problems with their systems in a timely manner will have a material adverse effect on the Company's business, financial condition, and results of operation; however no assurances can be given in this regard.

     Most Likely Consequences of Year 2000 Problems. The Company believes it has identified and resolved all potential internal Year 2000 problems that could materially adversely affect its business operations. However, the Company does not believe that it is possible to determine with complete certainty that all Year 2000 problems which affect it have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, one cannot accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. In addition, the Company is unable to determine with any degree of certainty, the changes in buying habits of its current and potential customers due to their concerns over Year 2000 issues and whether its vendors will be Year 2000 compliant. As a result, the Company expects that it could likely experience a significant number of operational inconveniences and inefficiencies for its and its customers that may divert management's time and attention and financial and human resources from its ordinary business activities.

     Contingency Plans. Since the Company has ensured that its software is Year 2000 compliant, it does not believe that it needs to develop contingency plans to identify and correct Year 2000 problems affecting its internal systems. The Company expects to develop contingency plans by the end of June 1999 to deal with any Year 2000 problems identified by its vendors. If the Company is required to implement any of these contingency plans, it could have a material adverse effect on the Company's financial condition and results of operations.

     Disclaimer. The discussion of the Company's efforts, and management's expectations , relating to Year 2000 compliance are forward-looking statements. The Company's ability to achieve Year 2000 compliance and the level of incremental costs associated with such compliance, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in our ongoing compliance review.

Inflationary Impact:

     Since the inception of operations, inflation has not significantly affected the operating results of the Company. However, inflation and changing interest rates have had a significant effect on the economy in general and therefore could affect the operating results of the Company in the future.

Other:

     Except for historical information contained herein, the matters set forth above are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending for electronic products, the amount of sales of the Company's products, the competitive environment within the electronics industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, the economic conditions in the semiconductor industry and the financial strength of the Company's customers and suppliers. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

Report of Management

     The management of Nu Horizons Electronics Corp. is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the integrity and objectivity of all the financial data included in this annual report. In preparing the financial statements, management makes informed judgments and estimates as to the expected effects of events and transactions currently being reported.

     To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded, and that transactions are properly executed and recorded. The system includes policies and procedures, and reviews by officers of the Company.

     The Board of Directors, through its Audit Committee, is responsible for determining that management fulfills its responsibility with respect to the Company's financial statements and the system of internal accounting controls.

     The Audit Committee is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants and officers of the Company to monitor the activities of each.

     Lazar Levine & Felix LLP, the independent accountants, have been selected by the Board of Directors to examine the Company's financial statements. Their report appears herein.






/s/ Paul Durando                         /s/ Arthur Nadata
Paul Durando                             Arthur Nadata
Vice President, Finance and Treasurer    President and Chief Executive Officer

Consolidated Balance Sheets       Nu Horizons Electronics Corp. and Subsidiaries

                                                                                       February 28, 1999     February 28, 1998
------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash                                                                                      $   504,320           $ 4,333,669
   Accounts receivable-net of allowance for doubtful accounts of $2,630,984 and
      $2,362,722 for 1999 and 1998, respectively                                              41,920,403            37,351,029
   Inventories                                                                                45,113,894            44,004,890
   Prepaid expenses and other current assets                                                   2,355,255             4,837,007
------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                          89,893,872            90,526,595
Property, Plant, and Equipment-Net (Note 3)                                                    7,130,794             6,359,775
Other Assets
   Costs in excess of net assets acquired-net                                                  1,595,408             1,752,332
   Other assets (Note 4)                                                                       1,138,821             1,002,726
------------------------------------------------------------------------------------------------------------------------------
                                                                                             $99,758,895           $99,641,428
==============================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
   Accounts payable                                                                          $14,369,712           $12,112,365
   Accrued expenses                                                                            6,674,263             3,196,623
------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     21,043,975            15,308,988
------------------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities:
   Deferred income taxes (Note 8)                                                                418,852               431,395
   Revolving credit line (Notes 5)                                                            14,900,000            25,300,000
   Subordinated convertible notes (Note 6)                                                     7,059,000             7,059,000
------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                                                   22,377,852            32,790,395
------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 9, 10 and 11)

Shareholders' Equity (Note 7):
   Preferred stock, $1 par value, 1,000,000 shares authorized; none issued or outstanding
   Common stock, $.0066 par value, 20,000,000 shares authorized; 8,753,076
      shares issued  and outstanding for February 28, 1999 and  1998, respectively                57,770                57,770
   Additional paid-in capital                                                                 19,042,230            19,042,230
   Retained earnings                                                                          38,076,840            33,532,009
------------------------------------------------------------------------------------------------------------------------------
                                                                                              57,176,840            52,632,009
Less:  loan to ESOP (Note 9)                                                                     839,772             1,089,964
------------------------------------------------------------------------------------------------------------------------------
                                                                                              56,337,068            51,542,045
------------------------------------------------------------------------------------------------------------------------------
                                                                                             $99,758,895           $99,641,428
==============================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements Of Income
                                  Nu Horizons Electronics Corp. and Subsidiaries

For the Year Ended                                                February 28, 1999       February 28, 1998       February 28, 1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                             $ 253,872,325           $ 233,325,408           $ 216,612,707
------------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
   Cost of sales (Note 11)                                              198,836,003             182,531,083             168,124,583
   Operating expenses                                                    45,170,606              40,133,422              34,873,910
   Interest expense                                                       2,243,161               1,723,163               1,701,092
   Interest income                                                           (1,603)                 (9,797)                 (8,134)
------------------------------------------------------------------------------------------------------------------------------------
                                                                        246,248,167             224,377,871             204,691,451
------------------------------------------------------------------------------------------------------------------------------------
Income Before Provision For Income Taxes                                  7,624,158               8,947,537              11,921,256
   Provision for income taxes (Note 8)                                    3,079,327               3,649,546               4,847,696
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                            $   4,544,831           $   5,297,991           $   7,073,560
====================================================================================================================================
Earnings Per Share (Note 2i):
   Basic                                                                       $.52                    $.61                    $.81
====================================================================================================================================
   Diluted                                                                     $.43                    $.52                    $.69
====================================================================================================================================

See notes to consolidated financial statements.


Consolidated Statements of Changes in Shareholders' Equity
                                  Nu Horizons Electronics Corp. and Subsidiaries

                                                                          Additional                                      Total
                                                             Common         Paid-in      Retained        Loan to      Shareholders'
                                               Shares         Stock         Capital       Earnings         ESOP          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996                  8,423,137   $     55,593   $ 16,821,502   $ 21,160,458   $   (419,850)   $ 37,617,703

Exercise of stock options                        93,495            617        177,905           --             --           178,522
Conversion of subordinated
   convertible notes                            215,667          1,423      1,939,577           --             --         1,941,000
Repayment from ESOP                                --             --             --             --          139,950         139,950
Net income                                         --             --             --        7,073,560           --         7,073,560
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997                  8,732,299         57,633     18,938,984     28,234,018       (279,900)     46,950,735

Exercise of stock options                        20,777            137        103,246           --             --           103,383
Loan to ESOP                                       --             --             --             --         (950,014)       (950,014)
Repayment from ESOP                                --             --             --             --          139,950         139,950
Net income                                         --             --             --        5,297,991           --         5,297,991
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998                  8,753,076         57,770     19,042,230     33,532,009     (1,089,964)     51,542,045

Repayment from ESOP                                --             --             --             --          250,192         250,192
Net income                                         --             --             --        4,544,831           --         4,544,831
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1999                  8,753,076   $     57,770   $ 19,042,230   $ 38,076,840   $   (839,772)   $ 56,337,068
====================================================================================================================================


See notes to consolidated financial statements

Consolidated Statements Of Cash Flows
                                  Nu Horizons Electronics Corp. and Subsidiaries

For the Year Ended                                                         February 28, 1999   February 28, 1998  February 28, 1997
------------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) In Cash And Cash Equivalents:
Cash flows from operating activities:
   Cash received from customers                                                $ 248,540,451      $ 226,296,024       $ 215,279,744
   Cash paid to suppliers and employees                                         (236,336,921)      (232,653,486)       (197,159,875)
   Interest received                                                                   1,602              9,797               8,134
   Interest paid                                                                  (2,243,161)        (1,723,163)         (1,701,092)
   Income taxes paid                                                              (1,359,716)        (4,511,763)         (1,677,850)
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by operating activities                             8,602,255        (12,582,591)         14,749,061
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                           (2,031,604)        (1,176,904)         (4,936,512)
   Purchase of stock for ESOP                                                           --             (950,014)               --
   Proceeds from sale of building                                                       --            1,126,840                --
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash (used) by investing activities                                     (2,031,604)        (1,000,078)         (4,936,512)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Borrowings under revolving credit line                                         43,950,000         51,650,000          21,150,000
   Repayments under revolving credit line                                        (54,350,000)       (34,350,000)        (30,450,000)
   Principal payments of long-term debt                                                 --             (433,129)           (619,254)
   Proceeds from exercise of employee stock options                                     --              103,383             178,522
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided (used) by financing activities                           (10,400,000)        16,970,254          (9,740,732)
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                              (3,829,349)         3,387,585              71,817
Cash and cash equivalents, beginning of year                                       4,333,669            946,084             874,267
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                         $     504,320      $   4,333,669       $     946,084
===================================================================================================================================

Reconciliation Of Net Income To Net Cash From Operating Activities:
Net income                                                                     $   4,544,831      $   5,297,991       $   7,073,560
-----------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash provided (used) by operating activities:
   Depreciation and amortization                                                   1,417,509          1,488,057           1,238,967
   Bad debts                                                                         762,500            315,000             701,500
   Contribution to ESOP (compensation)                                               250,192            139,950             139,950
   Loss on sale of building                                                             --               60,871                --
Changes in assets and liabilities:
   (Increase) in accounts receivable                                              (5,331,874)        (7,029,384)         (1,332,963)
   (Increase) decrease in inventories                                             (1,109,004)       (14,240,320)          7,044,345
   (Increase) decrease in prepaid expenses and other current assets                2,481,752         (1,933,738)         (1,889,346)
   (Increase) in other assets                                                       (136,095)           (80,951)            (77,902)
   Increase  in accounts payable and accrued expenses                              5,734,987          3,190,686           1,964,667
   (Decrease) in income taxes                                                           --                 --              (220,288)
   (Decrease) increase in deferred taxes                                             (12,543)           209,247             106,571
-----------------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                               4,057,424        (17,880,582)          7,675,501
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                               $   8,602,255      $ (12,582,591)      $  14,749,061
===================================================================================================================================

Non-cash Financing Activities:

   During the year ended February 28, 1997, the subordinated debt-holder (see
Note 6) converted $1,941,000 of debt into 215,667 shares of the Company's common stock.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Three Years Ended February 28, 1999
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

1.   ORGANIZATION:

     Nu Horizons Electronics Corp. and its subsidiaries, are wholesale distributors throughout the United States or export distributors of electronic components, except for Nu Visions Manufacturing, which is a contract assembler of circuit boards and various electromechanical devices. During fiscal 1999 the Company incorporated two new subsidiaries in the United Kingdom, one of which is currently inactive.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation:

     The consolidated financial statements include the accounts of Nu Horizons Electronics Corp. (the "Company"), and its wholly-owned subsidiaries, NIC Components Corp. ("NIC"), Nu Horizons/Merit Electronics Corp. ("NUM"), Nu Visions Manufacturing, Inc. ("NUV"), Nu Horizons International Corp. ("International"), NIC Eurotech Limited ("NIE"), Nu Horizons Eurotech ("NUE") and Titan Logistics Corp. ("Titan"). All material intercompany balances and transactions have been eliminated.

b. Use of Estimates:

     In preparing financial statements, in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

c. Concentration of Credit Risk/Fair Value:

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

     The Company maintains, at times, deposits in federally insured financial institutions in excess of federally insured limits. Management attempts to monitor the soundness of the financial institutions and believes the Company's risk is negligible.

     Concentrations with regard to accounts receivable are limited due to the Company's large customer base.

     The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of long-term debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

d. Inventories:

     Inventories, which consist primarily of goods held for resale, are stated at the lower of cost (first-in, first-out method) or market.

e. Depreciation:

     Depreciation is provided using the straight-line method as follows:

--------------------------------------------------------------------------------
Office equipment                                                        5 years
Furniture and fixtures                                               5-12 years
Computer equipment                                                      5 years
--------------------------------------------------------------------------------

     Leasehold improvements are amortized over the term of the lease. Maintenance and repairs are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition, the associated cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.

f. Income Taxes:

     The Company has elected to file a consolidated federal income tax return with its subsidiaries. The Company utilizes Financial Accounting Standards Board Statement No. 109 (SFAS 109) "Accounting for Income Taxes". SFAS 109 requires use of the asset and liability approach of providing for income taxes. Deferred income taxes are provided for on the timing differences for certain items which are treated differently for tax and financial reporting purposes. These items include depreciation of fixed assets, inventory capitalization valuations and the recognition of bad debt expense.

     International has elected under Section 995 of the Internal Revenue Code to be taxed as an "Interest Charge Disc". Based upon these rules, income taxes are paid when International distributes its income to the parent company. Until distributions are made, the parent company pays interest only on the deferred tax liabilities. International's untaxed income at February 28, 1999 approximates $3,200,000.

g. Goodwill:

     Costs in excess of net assets acquired are being amortized on a straight-line basis over fifteen years. As of February 28, 1999 and 1998, accumulated amortization of goodwill aggregated $758,466 and $601,542, respectively.

     The Company periodically reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of.

Notes to Consolidated Financial Statements
Three Years Ended February 28, 1999
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

h. Cash and Cash Equivalents:

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

i. Earnings Per Common Share:

     Basic and diluted earnings per share have been computed in accordance with the adoption of SFAS No. 128. In addition, prior period per share data has been restated in accordance with SFAS No. 128.

The following average shares were used for the computation of basic and diluted earnings per share:

                         1999                      1998                   1997
--------------------------------------------------------------------------------
Basic               8,753,076                 8,753,076              8,732,299
Diluted            11,271,859                10,898,859             10,818,859

j. Reclassifications:

     Certain prior year information has been reclassified to conform to the current year's reporting presentation.

k. Stock-Based Compensation:

     SFAS No. 123 "Accounting for Stock Based Compensation", effective January 1, 1996, requires the Company to either record compensation expense or to provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. The accompanying Notes to Consolidated Financial Statements include the disclosures required by SFAS No. 123. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123 which is consistent with prior treatment under APB No. 25.

l. Advertising and Promotion Costs:

     Advertising and promotion costs, which are included in general and administrative expenses, are expensed as incurred. For the three years ended February 28, 1999, such costs aggregated $909,000, $774,000 and $616,000, respectively.

m. New Accounting Pronouncements:

     SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not required.

     SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", is effective for years beginning after December 15, 1997. The Company has adopted this standard for the current fiscal year.

3.   PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment which is reflected at cost, consists of the following:

                                                              1999          1998
--------------------------------------------------------------------------------
Furniture, fixtures and office equipment               $ 7,839,268   $ 6,290,449
Computer equipment                                       3,499,524     3,016,739
Assets held under capitalized leases                       919,834       919,834
Leasehold improvements                                   1,254,364     1,254,364
--------------------------------------------------------------------------------
                                                        13,512,990    11,481,386
Less:  accumulated depreciation and amortization         6,382,196     5,121,611
--------------------------------------------------------------------------------
                                                       $ 7,130,794   $ 6,359,775
================================================================================

     Depreciation expense including depreciation of capitalized leases for the years ended February 28, 1999, February 28, 1998 and February 28, 1997 aggregated $1,260,585, $1,331,133 and $1,082,043, respectively.

     During the year ended February 28, 1998, the Company completed the sale of the land and building that served as its prior corporate headquarters.

4.   OTHER ASSETS:

Other assets as of February 28, 1999 and February 28, 1998 consists of the following:

                                                             1999           1998
--------------------------------------------------------------------------------
Net cash surrender value - life insurance              $1,023,832     $  937,878
Other                                                     114,989         64,848
--------------------------------------------------------------------------------
                                                       $1,138,821     $1,002,726
================================================================================

5.   REVOLVING CREDIT LINE:

     On May 23, 1997, the Company entered into a new unsecured revolving line of credit with two banks, which currently provides for maximum borrowings of $35,000,000 at either (i) the lead bank's prime rate or (ii) LIBOR plus 57.5 to
112.5 basis points depending on the ratio of the Company's debt to its earnings before interest, taxes, depreciation and amortization, at the option of the Company through May 23, 2001. Direct borrowings under lines of credit were $14,900,000 and $25,300,000 at February 28, 1999 and 1998, respectively. The credit agreement contains various covenants including certain restrictions on the payment of cash dividends without the bank's consent. As of the end of the fiscal year, the Company met all of the required covenants.

--------------------------------------------------------------------------------

6.   SUBORDINATED CONVERTIBLE NOTES:

     In a private placement completed on August 31, 1994, the Company issued $15 million principal amount of Subordinated Convertible Notes, which are due in $5,000,000 increments on August 31, 2000, 2001 and 2002. The notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The notes bear interest at 8.25%, payable quarterly on November 15, February 15, May 15, and August 15. The notes are convertible into shares of common stock at a conversion price of $9.00 per share. The cost of issuing these notes was $521,565 and was amortized over three years.

     As of February 28, 1999, $7,941,000 of the notes had been converted into 882,333 shares of common stock and $ 7,059,000 principal amount of subordinated convertible notes remained outstanding which are due in increments of $2,353,000 on August 31, 2000, 2001 and 2002.

7.   STOCK OPTIONS:

     Stock options granted to date under the Company's Key Employees Stock Incentive Plan and the 1994 and 1998 Stock Option Plans generally expire five years after date of grant and become exercisable in four equal annual installments commencing one year from date of grant. Stock options granted under the Company's Outside Director Stock Option Plan expire ten years after the date of grant and become exercisable in three equal annual installments on the date of grant and the succeeding two anniversaries thereof.

     A summary of options granted and related information for the three years ended February 28, 1999 is as follows:

                                                                    Weighted Average
                                                       Options        Exercise Price
------------------------------------------------------------------------------------
Outstanding, February 28, 1996                         992,972               $ 7.54
     Granted                                           471,500                 8.56
     Exercised                                         (93,495)                1.91
     Cancelled                                         (68,750)               10.36
--------------------------------------------------------------
Outstanding, February 29, 1997                       1,302,227                 8.16

Weighted average fair value of options
granted during the year                                                      $ 4.39
                                                                             ======
     Granted                                           118,500                 8.30
     Exercised                                         (20,777)                4.98
     Canceled                                          (38,500)               10.14
--------------------------------------------------------------
Outstanding, February 28, 1998                       1,361,450                 8.20

Weighted average fair value of options
granted during the year                                                      $ 3.13
                                                                             ======
     Granted                                           378,000                 5.87
     Canceled                                           (5,000)                5.41
--------------------------------------------------------------
Outstanding, February 28, 1999                       1,734,450                 6.81
==============================================================
Weighted average fair value of options
granted during the year                                                      $ 3.05
                                                                             ======

Options exercisable:
February 28, 1997                                      381,377               $ 7.86
February 28, 1998                                      673,825               $ 7.52
February 28, 1999                                      997,950               $ 8.06

Exercise prices for options outstanding as of February 28, 1999 ranged from $4.62 to $14.50. The weighted-average remaining contractual life of these options is approximately 5 years. Outstanding options at February 28, 1999 are held by 44 individuals.

     The Company applies APB 25 and related Interpretations in accounting for the Option Plans. Accordingly, no compensation cost has been recognized for its Option Plans. Had compensation cost for the Option Plans been determined using the fair value based method, as defined in SFAS 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                            1999                1998              1997
--------------------------------------------------------------------------------------
Net earnings:
     As reported                     $4,544,831           $5,297,991        $7,073,560
     Pro forma                        4,311,690            4,827,590         7,051,451
Basic earnings per share:
     As reported                         $  .52            $  .61                $ .81
     Pro forma                              .49               .55                  .81
Diluted earnings per share:
     As reported                         $  .43            $  .52                $ .69
     Pro forma                              .41               .47                  .68

     The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999, 1998 and 1997, respectively: expected volatility of 45.3%, 45.8% and 48.3%, respectively; risk free interest rate of 6.0%, 6.1% and 6.5% for 1999, 1998 and 1997, respectively; and expected lives of 1 to 5 years.

Notes to Consolidated Financial Statements
Three Years Ended February 28, 1999
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

     The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts, as they do not include the effects of awards granted prior to 1995. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

8.   INCOME TAXES:

     The provision for income taxes is comprised of the following:

                        February 28, 1999     February 28, 1998      February 28, 1997
--------------------------------------------------------------------------------------
Current:
     Federal                   $2,523,535            $3,103,097            $4,213,767
     State and Local              680,931               655,559               900,193
Deferred:
     Federal                      (64,760)              (74,103)             (221,867)
     State                        (60,379)              (35,007)              (44,397)
--------------------------------------------------------------------------------------
                               $3,079,327            $3,649,546            $4,847,696
======================================================================================

The components of the net deferred income tax liability, pursuant to SFAS 109, as of February 28, 1999 and February 28, 1998 are as follows:

                                                             1999                1998
--------------------------------------------------------------------------------------
Deferred Tax Assets:
     Accounts Receivable                              $   672,003        $    708,610
     Inventory                                             98,600             100,300
--------------------------------------------------------------------------------------
Total Deferred Tax Assets                                 770,603             808,910
--------------------------------------------------------------------------------------
Deferred Tax Liabilities
     Fixed Assets                                         (68,890)           (184,500)
     Income of Interest Charge DISC                    (1,120,565)         (1,055,805)
--------------------------------------------------------------------------------------
Total Deferred Tax Liabilities                         (1,189,455)         (1,240,305)
--------------------------------------------------------------------------------------
Net Deferred Tax Liabilities                          $  (418,852)       $   (431,395)
======================================================================================

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

                                       1999                  1998               1997
-------------------------------------------------------------------------------------
Statutory rate                         35.0%                 35.0%              35.0%
State and local taxes                   8.1                   7.1                7.0
Other                                  (2.7)                 (1.3)              (1.3)
-------------------------------------------------------------------------------------
Effective tax rate                     40.4%                 40.8%              40.7%
=====================================================================================

9.   EMPLOYEE BENEFIT PLANS:

     On January 13, 1987, the Company's Board of Directors approved the termination of the Company's pension plan and approved the adoption of an employee stock ownership plan (ESOP) to replace the terminated pension plan. The ESOP covers all eligible employees and contributions are determined by the Board of Directors. The ESOP purchases shares of the Company's common stock using loan proceeds. As the loan is repaid, a pro rata amount of common stock is released for allocation to eligible employees. The Company makes cash contributions to the ESOP to meet its obligations. Contributions to the ESOP for the three years ended February 28, 1999 aggregated $250,192 for fiscal 1999 and $139,950 for each of the other years . At February 28, 1999 the ESOP owned 431,251 shares at an average price of approximately $3.79 per share.

     On October 31, 1997, the Company, on behalf of the ESOP, entered into an additional credit agreement with a bank which provides for a $3,000,000 revolving line of credit at the bank's prime rate until October 31, 2001. Direct borrowings under this line of credit are payable in forty-eight equal monthly installments commencing with the fiscal period subsequent to such borrowings. At February 28, 1999, there were no direct borrowings outstanding under the ESOP line of credit.

     In January 1991, the Company also established a 401-K profit sharing plan to cover all eligible employees. The Company's contributions to the plan are discretionary, but may not exceed 1% of compensation. Contributions to the plan for the three years ended February 28, 1999 were $114,216, $120,403 and $111,585, respectively.

10. COMMITMENTS:

     (a) On September 13, 1996, the Company signed employment contracts (the "Contracts"), as amended, with three of its senior executives for a continually renewing five year term. The Contracts specify a base salary of $226,545 for each officer, which shall be increased each year by the change in the consumer price index, and also entitle two of the three officers to an annual bonus equal to 3.33% and the third officer to 2.33% (9% in the aggregate) of the Company's consolidated earnings before income taxes. Benefits are also payable upon the occurrence of either a change in control of the Company, as defined, or the termination of the officer's employment, as defined. The Contracts also provide for certain payments of the executives' salaries, performance bonuses and other benefits in event of death or disability of the officer for the balance of the period covered by the agreement.

     (b) In December 1996, the Company leased an approximately 80,000 square foot facility in Melville, Long Island, New York to serve as its executive offices and main distribution center. In mid- 1997, the Company moved its executive offices and distribution operation to the facility. The lease term is from December 17, 1996 to December 16, 2008 at an annual base rental of $601,290 and provision for a 4% annual escalation in each of the last ten years of the term. The Company also leases certain other office, warehouse and other

--------------------------------------------------------------------------------

properties which leases include various escalation clauses, renewal options, etc. Aggregate minimum rental commitments under noncancelable operating leases are as follows:

--------------------------------------------------------------------------------
Fiscal 2000                                                        $1,889,772
Fiscal 2001                                                         1,693,636
Fiscal 2002                                                         1,236,924
Fiscal 2003                                                           806,409
Fiscal 2004                                                           683,296
Thereafter                                                          2,455,595
--------------------------------------------------------------------------------

Rent expense was $1,837,330, $1,459,325, and $712,548 for each of the prior three years in the period ending February 28, 1999.

11.  MAJOR SUPPLIERS:

     For the year ended February 28, 1999, the Company purchased inventory from two suppliers that was in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $45,040,000.

     For the year ended February 28, 1998, the Company purchased inventory from one supplier that was in excess of 10% of the Company's total purchases. Purchases from this supplier aggregated approximately $18,872,000.

     For the year ended February 28, 1997, the Company purchased inventory from two suppliers that were in excess of 10% of the Company's total purchases. Purchases from these suppliers aggregated approximately $21,385,000.

12.  BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:

     The Company's operations have been classified into two business segments:
Electronic component distribution and industrial contract manufacturing. The component distribution segment includes the resale of active and passive components to various original equipment manufacturers and distributors. The industrial contract-manufacturing segment consists of a subsidiary, which provides electronic circuit board and harness assembly services to original equipment manufacturers. This segment began operations in September 1991.

Summarized financial information by business segment for fiscal 1999 and 1998 is as follows:

                                                           1999           1998           1997
---------------------------------------------------------------------------------------------
Net sales:
 Electronic Component Distribution                 $243,514,672   $221,217,251   $206,417,667
 Industrial Contract Manufacturing                   10,357,653     12,108,157     10,195,040
---------------------------------------------------------------------------------------------
                                                   $253,872,325   $233,325,408   $216,612,707
Operating income (loss):
 Electronic Component Distribution                 $  9,210,235   $  9,430,055   $ 13,019,791
 Industrial Contract Manufacturing                      655,481      1,230,848        594,423
---------------------------------------------------------------------------------------------
                                                   $  9,865,716   $ 10,660,903   $ 13,614,214
Total assets:
 Electronic Component Distribution                 $ 94,340,725   $ 95,519,254   $ 70,577,102
 Industrial Contract Manufacturing                    5,418,170      4,122,174      4,206,212
---------------------------------------------------------------------------------------------
                                                   $ 99,758,895   $ 99,641,428   $ 74,783,314
Depreciation and amortization:
 Electronic Component Distribution                 $  1,116,850   $  1,201,732   $    978,684
 Industrial Contract Manufacturing                      300,659        286,325        260,283
---------------------------------------------------------------------------------------------
                                                   $  1,417,509   $  1,488,057   $  1,238,967
Capital expenditures (including capital leases):
 Electronic Component Distribution                 $  1,133,014   $    983,419   $  4,566,196
 Industrial Contract Manufacturing                      898,590        193,485        370,316
---------------------------------------------------------------------------------------------
                                                   $  2,031,604   $  1,176,904   $  4,936,512
---------------------------------------------------------------------------------------------

Geographic:

The Company's operations are primarily conducted in the United States. Information about the Company's operations in different geographic areas for the three years in the period ended February 28, 1999, is not considered material to the financial statements.

Notes to Consolidated Financial Statements
Three Years Ended February 28, 1999
                                  Nu Horizons Electronics Corp. and Subsidiaries
--------------------------------------------------------------------------------

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                                Three Month Period Ended
                                                          February 28, 1999  November 30, 1998    August 31, 1998       May 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                       $66,579,269        $64,263,220        $62,797,917        $60,231,919
------------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                    52,712,341         50,681,732         48,848,889         46,593,041
------------------------------------------------------------------------------------------------------------------------------------
Operating and Interest Expenses                                  12,343,878         11,460,371         11,869,342         11,738,573
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                          618,237            833,274            848,862            778,954
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                      $   904,813        $ 1,287,843        $ 1,230,824        $ 1,121,351
====================================================================================================================================
 Basic Earnings Per share                                       $       .10        $       .15        $       .14        $       .13
====================================================================================================================================
Weighted Average Number of Common and
Common Equivalent Shares Outstanding                              8,753,076          8,753,076          8,753,076          8,753,076
====================================================================================================================================

                                                                                Three Month Period Ended
                                                          February 28, 1998  November 30, 1997    August 31, 1997       May 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                       $62,347,646        $60,013,458        $56,798,598        $54,165,706
------------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                                                    48,671,746         47,065,156         44,570,929         42,223,252
------------------------------------------------------------------------------------------------------------------------------------
Operating and Interest Expenses                                  11,284,786         10,754,379         10,382,809          9,424,814
------------------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                          972,310            888,540            773,444          1,015,252
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                      $ 1,418,804        $ 1,305,383        $ 1,071,416        $ 1,502,388
====================================================================================================================================
Basic Earnings Per share                                        $       .16        $       .15        $       .12        $       .17
====================================================================================================================================
Weighted Average Number of Common and
Common Equivalent Shares Outstanding                              8,753,076          8,753,076          8,746,826          8,739,326
====================================================================================================================================

                          Independent Auditors' Report

To The Board of Directors
Nu Horizons Electronics Corp.
Melville, New York

     We have audited the accompanying consolidated financial statements of Nu Horizons Electronics Corp. and subsidiaries as of February 28, 1999 and 1998, and the consolidated statements of income, changes in shareholders' equity and cash flows for the three years in the period ended February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements, referred to the above, present fairly in all material respects, the financial position of Nu Horizons Electronics Corp. and subsidiaries at February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 1999 in conformity with generally accepted accounting principles.


/s/ LAZAR LEVINE & FELIX LLP
LAZAR LEVINE & FELIX LLP

New York, New York
May 17, 1999

Market for the Company's Common Equity and Related Stockholder Matters
--------------------------------------------------------------------------------

     (a) The Company's common stock is traded on the NASDAQ National Market System under the symbol "NUHC". The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock, as reported by the NASDAQ National Market System.

                                                        High              Low
--------------------------------------------------------------------------------
Fiscal Year 1998:
   First Quarter                                       $9.50            $6.75
   Second Quarter                                       9.00             7.25
   Third Quarter                                        9.25             6.75
   Fourth Quarter                                       7.17             5.50
--------------------------------------------------------------------------------
Fiscal Year 1999:
   First Quarter                                       $7.09            $6.00
   Second Quarter                                       6.62             4.00
   Third Quarter                                        6.87             3.50
   Fourth Quarter                                       6.50             4.25
--------------------------------------------------------------------------------
Fiscal Year 1999:
   First Quarter (Through May 1, 1999)                 $5.87            $3.87

     (b) As of May 3, 1999, the Company's common stock was owned by approximately 4,500 holders of record.

     (c) The Company has never paid a cash dividend on its common stock. The Company's current revolving credit line agreement permits dividends of up to 25% of the Company's consolidated net income.


Annual Meeting

The Annual Meeting of Shareholders will be held on September 23, 1999 at 10:00 AM at de Seversky Conference Center, Old Westbury, NY.

Form 10-K

The Company's report on Form 10-K as filed with the Securities and Exchange Commission is available upon written request to: Office of the Secretary, Nu Horizons Electronics Corp., 70 Maxess Rd., Melville, New York, 11747

Stock Traded

NASDAQ National Market (NUHC)





Corporate Information
--------------------------------------------------------------------------------

Officers & Directors
Irving Lubman
Chairman of the Board of Directors and Chief Operating Officer

Arthur Nadata
President, Chief Executive Officer and Director

Richard S. Schuster
Vice President, Secretary, Director and President -  NIC Components Corp.

Paul Durando
Vice President, Finance, Treasurer and Director

Harvey R. Blau
Director
Attorney at Law - Blau, Kramer, Wactlar & Lieberman P.C.
Chairman of the Board - Griffon Corporation and Aeroflex Incorporated

Herbert M. Gardner
Director
Senior Vice President - Janney Montgomery Scott Inc.
Chairman of the Board - Supreme Industries, Inc.

Dominic A. Polimeni
Director
Chairman and Chief Executive Officer - Questron Technology
Managing Director -
Gulfstream Financial Group, Inc.

David Bowers
Vice President - Marketing

Elaine Givner
Vice President - Human Resources

Jan Sanchez
Vice President - Operations

Martin Drucker
Vice President - Sales - Nu Horizons International Corp.

Transfer Agent and Registrar
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel
Blau, Kramer, Wactlar & Lieberman, P.C.,
100 Jericho Turnpike, Jericho, New York 11753

Independent Auditors
Lazar Levine & Felix LLP,
350 Fifth Avenue, New York, New York 10118



Design: Brady & Honaski Associates, Inc.

Nu Horizons Electronics Corp.
70 Maxess Road
Melville, New York 11747
(516) 396-5000

Web: http//www.nuhorizons.com